Joseph P. Bartlett

Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03571-00003 Document Number: 1484857.2

July 21, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc. Form S-1 Filed June 24, 2005 File No. 333-126110

Ladies and Gentlemen:

     On behalf of Allis-Chalmers Energy Inc., this letter responds to the letter of Jennifer Hardy dated July 12, 2005, which we refer to herein as the comment letter. We have the following responses to the comments set forth in the comment letter.

     This letter is being filed simultaneously with the filing of an Amendment No. 1 to the Registration Statement, which we refer to herein as the Amendment.

     As an introductory matter, we would like to make clear that the contemplated offering is not a “shelf” offering and the Registrant is not registering the sale of shares on a continuous basis pursuant to Rule 415. The proposed offering will be a firm commitment underwritten offering in which all shares to be sold will be sold on the closing date, or, if the over-allotment option is exercised, upon the closing date for the exercise of the over-allotment option. It is currently intended that 298,500 of the shares of common stock to be sold in the offering will be issued by the Registrant upon the exercise of currently outstanding options and warrants simultaneously with the closing of the offering.

     By way of background, the warrants and options to be exercised in connection with the offering were issued in the following transactions (as in the prospectus, all share amounts set forth herein have been adjusted to give retroactive effect to a one-to-five reverse stock split effected in June 2004):

     In February 2002, the Registrant acquired 100% of the preferred stock and 95% of the common stock of Strata Directional Technology, Inc. in consideration for the issuance to Energy Spectrum Partners LP of 1,311,973 shares of the Registrant’s common stock, warrants to purchase an additional 87,500 shares of the Registrant’s common stock at an exercise price of $0.75 per share and 3,500,000 shares of the Registrant’s Series A Preferred Stock. In addition, in

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GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

February 2003, the Registrant issued warrants to purchase an additional 175,000 shares of its common stock at an exercise price of $0.75 per share as additional consideration for the purchase of Strata, giving Energy Spectrum warrants to acquire a total of 262,500 shares of common stock. The warrants expire in February 2012. Each transaction was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of said Act.

     In April 2004 Energy Spectrum converted its preferred stock into 1,718,090 shares of common stock. Energy Spectrum has sold certain shares in private transactions and currently owns 2,579,562 shares of common stock.

     In addition to the common stock and warrants described above, Energy Spectrum owns options to purchase 6,000 shares of common stock at an exercise price of $2.75 per share, which options were granted in December 2003 in consideration of the services rendered by employees of Energy Spectrum as directors of Allis-Chalmers. The transaction was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of said Act.

     Wells Fargo Credit, Inc. was issued warrants to purchase 20,000 shares of common stock in connection with financing provided to the Registrant and its subsidiaries in April 2004. The transaction was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of said Act. As a result of private placements by the Registrant effected in August and September of 2004, the number of shares subject to the warrants was increased, pursuant to the anti-dilution provisions of the warrants, to 30,000 shares.

     The Registrant entered into registration rights agreements pursuant to which it agreed to register the resale of shares by all Wells Fargo Credit, Inc., Energy Spectrum and the Pension Benefit Guaranty Corporation, as well as shares held by certain other holders. The Registrant caused Registration Statement No. 333-118916 to be declared effective by the Securities and Exchange Commission on March 8, 2005, registering such resale of shares. The registration of such shares to be sold by certain selling stockholders is being carried forward into the current Registration Statement.

Proxy Statement

1.	Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as the selling shareholders exercise options and warrants and the underwriter exercises warrants and sells material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage holders of your stock to engage in short sales. Finally, please explain short selling and its likely impact on the market price of your common stock or provide a cross-reference to the section in which you include such a discussion.

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

     Because the proposed offering will be a firm commitment underwritten offering, and all shares issued upon the exercise of options and warrants will be sold as part of the firm commitment underwritten offering, the Registrant does not believe that the exercise of options and warrants to acquire approximately 290,000 shares of common stock offering will exert a downward pressure on the market price of its common stock, for a number of reasons:

•	First, the number of shares subject to options and warrants is relatively small, comprising less than 10% of the shares to be sold.

•	Second, the shares issued upon the exercise of options and warrants will be sold as part of a firm commitment underwriting, which may generate additional interest in the Registrant’s common stock.

•	Third, the Registrant anticipates that the increase of the number of shares in the public “float” that will result from the offering is reasonably likely to increase interest among investors in, and therefore enhance the liquidity and price of, the Registrant’s common stock.

•	Fourth, any downward pressure on the market price resulting from the exercise by the selling stockholders of options and warrants to acquire approximately 290,000 shares should already have been taken into account by investors, since the transaction has been publicly announced. In fact, the market price has risen significantly since the filing of the Registration Statement on June 24, 2005.

•	Fifth, it should be noted that the approximately 290,000 shares issuable upon the exercise of options and warrants held by selling stockholders are currently registered under Registration Statement No. 333-118916, and thus the registration of these shares will not result in shares previously ineligible for sale in public markets becoming eligible for sale in public markets.

     With respect to the comment that the downward pressure could encourage holders of the Registrant’s stock to engage in short sales, the Registrant similarly believes that such short selling activity is unlikely, and, in addition, believes that any such short selling activity would have arisen out of the announcement of the transaction. As discussed above, the reported trading price of the Registrant’s common stock has increased since the offering. Therefore, the Registrant does not believe that there is a material risk of downward pressure resulting from the exercise by selling stockholders of options and warrants as currently contemplated.

     Notwithstanding the foregoing, if the Staff disagrees with the analysis set forth herein, the Registrant would propose to add language to the existing risk factor set forth on Page 12 of the Amendment entitled, “A Large Number of Shares Are Eligible For Future Sale, Which May Reduce the Price of Our Common Stock.” The changes which the Registrant would make would be as indicated in the following marked text (showing changes from the previous disclosure):

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

     Sales of substantial amounts of shares of common stock in the public market could have an adverse effect on the market value of our common stock. We have filed a Registration Statement with the Securities and Exchange Commission registering the resale of approximately 9.1 million shares of our currently outstanding common stock and approximately 2.4 million shares of common stock which may be issued upon exercise of options and warrants. Substantially all other outstanding shares of common stock are freely tradable. Market sales of common stock or the availability of common stock may exert downward pressure on the market price of the common stock. In addition, this downward pressure could encourage holders of our common stock to engage in short sales of our common stock, which could further reduce the market price of our common stock. See, Description of Capital Stock – Shares Eligible for Future Sale.”

In addition to the foregoing, the Registrant has, in response to Comment No. 6, added the section referred to above related to shares eligible for future sale.

Transactions with Selling Stockholders and Other Related Parties, page 53

2.	Please revise to state the exemption relied upon in each issuance of securities described in this section.

     The Registrant has complied with this comment. See Pages 53-54 of the Amendment.

Transactions with Selling Stockholders and Other Related Parties, page 53
Sales of Common Stock to Selling Stockholders, page 53

3.	We note the statement in the last paragraph of this section that Wells Fargo Energy Capital, Inc. is a selling stockholder; however, it does not appear that Wells Fargo Energy Capital has been listed in the selling stockholder table. Please revise accordingly.

     We have revised this paragraph to eliminate the reference to Wells Fargo Energy Capital, Inc., and instead refer to Wells Fargo Credit, Inc., which is a selling stockholder. See Page 53 of the Amendment.

Principal and Selling Stockholders, page 57

4.	Please tell us whether any of the selling stockholders are a broker-dealer or an affiliate of broker-dealer. If any selling stockholder is a registered broker-dealer, it should be named as an underwriter. If the selling stockholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements,

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

     We have added language to the Amendment to indicate that any selling stockholder that is an affiliate of a broker-dealer acquired the shares to be sold in the ordinary course of business and did not, at the time of acquisition of the shares, have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. See Page 60 of the Amendment. Each selling stockholder will be required to represent and warrant to the Company either that it is not a broker-dealer and that either (a) it is not an affiliate of a broker-dealer or (b) the preceding sentence is true with respect to it.

5.	Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

     The Registrant has complied with this comment. See Page 60 of the Amendment.

6.	Please expand your disclosure on page 53 to describe in greater detail Rule 144 under the Securities Act as it pertains to sales of your common stock.

     The Registrant does not believe that the referenced paragraph (entitled, “Registration Rights Agreement”) is an appropriate place to describe in detail Rule 144 under the Securities Act as it pertains to resale of the Common Stock, primarily because the resale of the shares referenced in that paragraph have been registered in Registration Statement No. 333-118916 and thus Rule 144 will have little impact upon the eligibility of the holders of shares referenced in that paragraph to sale their shares of common stock in the public markets.

     The Registrant has added a new section entitled, “Description of Capital Stock — Shares Eligible for Future Sale,” on Page 57 in which it has described in greater detail Rule 144 as it applies to the shares registered pursuant to the registration rights agreement as well as other outstanding shares of Registrant’s common stock.

Underwriting, page 61

7.	Please allow us sufficient time to review your underwriting agreement prior to requesting effectiveness.

     The underwriting agreement is filed as an exhibit to the Amendment.

8.	Supplementally advise us whether the NASD is reviewing the underwriter’s compensation and other arrangements. If the NASD has undertaken a review of the arrangements, be advised that your registration statement cannot be declared effective until the NASD has completed its review and issues an opinion stating that it has no objections.

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

     The NASD is reviewing the underwriter’s compensation and other arrangements. The Registrant acknowledges that the registration statement cannot be declared effective until the NASD has completed its review and issues an opinion stating that it has no objections.

9.	We note the statement that Morgan Keegan & Company, Inc. will purchase warrants to purchase shares of common stock and that it will exercise the warrants immediately; however, it does not appear that you have registered any warrants to be sold. Please advise. If you intend to register the sale or resale of warrants in this registration statement, please revise the prospectus accordingly and include a section that provides a description of the warrants. Revise your legality opinion to include an opinion regarding the legality of the warrants.

     Under the circumstances, we do not believe that the registration of the exercise of the warrants and options is required, or that counsel to the Registrant is required to issue an opinion as to the legality of the warrants and options (except, by implication, in the opinion relating to the legality of the shares of common stock to be sold in the offering that are issued upon exercise of such options and warrants).

10.	Please revise your disclosures to clarify whether the executive officers and directors agreement not to issue, sell, transfer or dispose of any shares of common stock without the prior written consent of Morgan Keegan pertains to shares registered for resale in this registration statement, shares held by the officers and directors not registered for resale, or both.

     The Registrant has clarified that the agreement by the officers and directors not to issue, sell, transfer of dispose of any shares of common stock will not apply to shares sold in the offering. The only shares to be sold in the offering which could be subject to such agreements are those held by Energy Spectrum, since director Whitener is an affiliate of Energy Spectrum. No other officers or directors, or any of their affiliates, will sell shares in the offering.

11.	Revise this section to include a discussion of the effect of Regulation M on the activities of the underwriter, selling shareholders, any potential broker-dealers, or others participating in a distribution of the common shares.

     The Registrant has complied with this comment. See Page 65 of the Amendment.

12.	If the underwriter will engage in any electronic offer, sale, or distribution of the shares, describe the procedures to us

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

supplementally, or confirm that the procedures will be identical to procedures reviewed by Division’s Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing.

     The underwriter has advised the Registrant that it will not engage in any electronic offer, sale or distribution of he shares.

Historical Financial Statements

13.	Please provide updated unaudited interim financial statements for Delta Rental Services Inc. and Capcoil Tubing Services Inc. as of March 31, 2005 and for the periods ended March 31, 2005 and 2004 in accordance with Rule 3-05 of Regulation S-X.

     The Registrant has complied with this comment. See Pages F-102 through F-105 and Pages F-121 through F-123 of the Amendment.

Comment on Registrant’s Proxy Statement Relating to Proposed Acquisition.

     In connection with the review of the Registrant’s preliminary proxy statement related to Registrant’s 2005 Annual Meeting of Stockholders, the Registrant received a letter dated July 12, 2005 from Jennifer Hardy, which contained the following comment:

•	We note your response to prior comment 2 that the acquisition that was the subject of your letter dated May 10, 2005 “is currently being discussed” and “therefore, it is not probable.” We do not necessarily believe that because an acquisition is still being discussed and the purchase price and nature of the consideration have not been finalized, it is not “probable” as contemplated by Rule 3-05 of Regulation S-X. Tell us, in reasonable detail, what specific events have transpired regarding this potential acquisition, including:

►Whether a letter of intent has been signed ►What specific items are being negotiated

Provide us a detailed analysis of whether the acquisition is probable as discussed in FRC 506.02(c)(ii). If the acquisition is determined to be probable, provide all required disclosures, including the disclosures we requested in our letter dated June 1, 2005 in the proxy statement and in the current registration statement on Form S-1.

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

     A copy of the Registrant’s response to the preceding comment is attached to this letter as an appendix and incorporated by reference herein. 1 For the reasons stated in the attached response, the Registrant did not believe that the potential acquisition was probable, within the meaning of Regulation S-X Item 3-05. The Registrant has now received an appraisal indicating the value of the assets is at least $15 million; however, the Registrant continues to believe the transaction is not probable within the meaning of Regulation S-X Item 3-05, for the following reasons: The Registrant is currently unable to fund the transaction and does not expect to be able to fund the transaction unless and until it completes the offering, currently expected in late August of 2005. The seller refuses to discuss a sale of the equipment to the Registrant until the Registrant indicates it is ready, willing and able to complete the transaction, and has indicated that it may sell the assets to another party or determine to retain the assets.

     Given the uncertainties, the Registrant does not believe that disclosure of potential acquisition would be material to investors. However, if the staff does not agree with this position, the Registrant would propose to make the following disclosure, which the Registrant would insert at the end of the Recent Development section of “Management’s Discussion and Analysis of Results of Operations and Financial Condition:”

     We have had initial discussion with respect to the purchase, for $15 million, of various items of casing and tubing installation equipment in a bulk purchase from the seller, including spiders, hammers, elevators, trucks, pickups, power units, laydown machines, casing tools, and torque turn equipment. The equipment includes more than 10,000 individual items. The equipment would be acquired on as “as-is, where-is” basis and the seller would not make any representations regarding the quality, condition or usefulness of the equipment.

     The equipment is currently used and would be used by us to install casing and tubing, change out drill pipe and retrieve production tubing for both onshore and offshore drilling and workover operations. The equipment is of the same type that we currently use in the operation of our casing and tubing services business and we will not be required to develop or acquire elsewhere any other assets in order to utilize the equipment.

     It is impossible to determine the age of the equipment, though we have been informed that the seller has purchased approximately $6 million of

[1]	I would like to note a misconception relating to our letter to the Securities and Exchange Commission dated May 10, 2005. In the letter of Leslie Overton to the undersigned dated June 1, 2005, it is stated that “the Registrant has not requested any financial information about the assets…” In fact, the Registrant did initially request financial information regarding the assets, primarily because it believed that it would be required to include financial information regarding the assets in its SEC disclosure statements. However, the Registrant was advised that separate financial statements regarding the assets to be purchased did not exist. In my letter dated May 10, 2005, I did not state that financial information has not been requested, but only that the Registrant, as a business matter, does not require financial information about the separate financial statements with respect to the subject equipment, because it believes that the seller’s revenues and cost structure are irrelevant to its own operations. I assume this would not affect the staff’s analyses or no action position.

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 21, 2005

equipment over the last three years. The equipment, if properly repaired and maintained, has an indefinite life. We have obtained an appraisal of the equipment indicating a value of at least $15 million.

     We will not acquire any customer lists or customer relationships in connection with the acquisition of the equipment; however, the seller and our casing and tubing segment serve many of the same customers and it is anticipated that we will increase our customer base as a result of the expansion of our business with the new equipment. We have not reviewed any employee lists or met with any employees of the seller. While it is likely that we will hire former employees of the seller in order to expand our casing and tubing operations, we cannot at this point predict the number of employees or the positions in which such employees would be employed.

     We do not currently have available funds, either on hand or under our credit agreements, to consummate the acquisition. The seller has indicated that it is seeking $15 million for the equipment and allowed us to have an appraisal of the equipment prepared. However, the seller has refused to discuss the acquisition further unless and until we indicate we are ready, willing and able to complete the purchase of the equipment. The seller has also indicated that it may sell the equipment to another party or may determine to retain the equipment. We do not expect to be able to fund the purchase of the equipment unless and until we complete the offering, which is expected in late August 2005, and obtain an approval from our lender under our bank credit agreement. Therefore, there can be no assurance that we will be able to complete the proposed acquisition, or even if we complete the proposed acquisition, that the terms will be those presently contemplated.

     Please contact the undersigned at 310-201-7481 to discuss any questions or comments regarding this letter or the Amendment.

Very truly yours,

Joseph P. Bartlett

JPB:sa

Joseph P. Bartlett

Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03471-00003 Document Number: 1482695	[GREENBURG GLUSKER LOGO] GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA LLP

July 13, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc. Preliminary Proxy Statement on Schedule 14A File No. 1-02199 Filed June 6, 2005

Ladies and Gentlemen:

     This is in response to the letter of Jennifer Hardy dated July 12, 2005. We have the following responses to the comments set forth in the letter.

Proxy Statement

1.	We note your response to prior comment 2 that the acquisition that was the subject of your letter dated May 10, 2005, “is currently being discussed” and “therefore, it is not probable.” We do not necessarily believe that because an acquisition is still being discussed and the purchase price and the nature of the consideration have not been finalized, it is not probable” as contemplated by Rule 3-05 of Regulation S-X. Tell us, in reasonable detail, what specific events have transpired regarding this potential acquisition, including:

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 13, 2005

•	Whether a letter of intent has been signed

•	What specific items are being negotiated

Provide us a detailed analysis of whether the acquisition is probable as discussed in FRC 506.02(c)(ii). If the acquisition is determined to be probable, provide all required disclosures, including the disclosures we requested in our letter dated June 1, 2005 in the proxy statement and in the current registration statement on Form S-1.

RESPONSE:

The factual background of the proposed acquisition is as follows:

a.	No letter of intent has been prepared or signed.

b.	The Company first met with the potential seller approximately three years ago to discuss acquiring casing and tubing assets. The Company did not pursue the acquisition because it determined that it could acquire equipment from other sources on better terms. The Company has invested approximately $5,200,000 in casing and tubing equipment in the last three years which it has acquired from manufacturers, at auction, or from other sources (not involving a bulk sale of assets such as would be purchased from the potential seller).

c.	Beginning about six months ago, delivery times for casing and tubing equipment extended to nine to twelve months, and equipment became unavailable at auction. At that point, the Company approached the potential seller, to discuss acquiring the equipment. However, as discussed in our letter to the Securities and Exchange Commission of May 1, 2005, the seller advised that financial statements were not available, and were unwilling to discuss a transaction with the Company for so long as the Company could not commit to acquire the assets (without obtaining audited financial statements). Discussions were discontinued.

d.	In April 2005 the Company requested the undersigned to prepare the no action request letter dated May 1, 1005.

e.	Following the receipt of the no action response, the Company had a conversation with the seller in which the Company requested, and the seller agreed, to allow the Company to conduct an appraisal of the assets to determine whether it would pay the $15 million being requested by seller for the assets. The appraisal is expected to take two to three weeks.

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 13, 2005

f.	Any acquisition of the assets would require the Company to amend its current credit agreements because the Company does not have adequate financing to acquire the assets at the price being requested by seller ($15 million) under its current credit facility.

g.	The Chairman of the Company has stated that there is no possibility whatsoever of any of the consideration being paid in the form of stock. The seller is a public company which has insisted on an all cash transaction.

h.	The Company and the seller have not agreed to any of the terms of the transaction. No further discussions or negotiations are expected until the appraisal has been completed. No other terms of the transaction have been discussed or are contemplated at present.

The Company believes that the proposed acquisition is not probable because it has not completed an evaluation of the assets, made a determination to offer any certain price for the assets, or obtained the financing to acquire the assets. The Company has disclosed in its Registration Statements on Form S-1 that it reviews potential acquisitions from time to time. Because the potential acquisition of the casing and tubing assets is still being investigated by the Company, and is subject to the uncertainties described above, the Company does not believe that specific disclosure regarding the assets would be material to investors making an investment decision with respect to a purchase of common stock, or that omission of such disclosure from the prospectuses included in the Registration Statements would be misleading to investors within the meaning of FRC 506.02(c)(ii) or Regulation S-X Rule 3-05.

The Company will reconsider the issue of probability upon receiving the appraisal of the assets.

Even if the potential acquisition of assets were deemed to be probable, the Company does not believe that disclosure would be required in the Proxy Statement. Because no stock will be issued in connection with the transaction, the Company believes disclosure would not be material to investors making a determination how to vote with respect to the proposed amendment to the Certificate of Incorporation to increase the Company’s authorized shares, or with respect to any of the other matters to be presented to stockholders at the annual meeting.

Very truly yours,
/s/ Joseph P. Bartlett
Joseph P. Bartlett

JPB:ss